EXHIBIT 11

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options.

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Numerator:
Net income	$3,494,000	$3,339,000	$6,744,000	$7,081,000

Denominator:
Denominator for basic income per share - weighted-average shares	9,782,328	8,164,511	8,988,646	8,163,782
Dilutive potential common shares - employee stock options	4,615	14,942	8,911	15,514

Denominator for diluted earnings per share - adjusted weighted-average shares	9,786,943	8,179,453	8,997,557	8,179,296

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